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Exhibit 12.01

CITICORP
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES(2)

	YEAR ENDED DECEMBER 31,
In millions of dollars, except for ratios
	2003	2002	2001	2000(1)	1999(1)
EXCLUDING INTEREST ON DEPOSITS:
Fixed charges
Interest expense (other than interest on deposits)	$5,323	$6,282	$8,316	$8,722	$7,795
Interest factor in rent expense	363	322	303	283	235

Total fixed charges	$5,686	$6,604	$8,619	$9,005	$8,030

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$19,646	$16,166	$15,221	$12,876	$10,496
Fixed charges	5,686	6,604	8,619	9,005	8,030

Total income	$25,332	$22,770	$23,840	$21,881	$18,526

Ratio of income to fixed charges excluding interest on deposits	4.46	3.45	2.77	2.43	2.31

INCLUDING INTEREST ON DEPOSITS:
Fixed charges
Interest expense	$12,474	$15,079	$20,181	$22,045	$18,606
Interest factor in rent expense	363	322	303	283	235

Total fixed charges	$12,837	$15,401	$20,484	$22,328	$18,841

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$19,646	$16,166	$15,221	$12,876	$10,496
Fixed charges	12,837	15,401	20,484	22,328	18,841

Total income	$32,483	$31,567	$35,705	$35,204	$29,337

Ratio of income to fixed charges including interest on deposits	2.53	2.05	1.74	1.58	1.56

(1)
On November 30, 2000, Citigroup completed its acquisition of Associates First Capital Corporation (Associates) in a transaction accounted for as a pooling of interests. Subsequent to the acquisition, Associates was contributed to and became a wholly owned subsidiary of Citicorp and Citicorp issued a full and unconditional guarantee of the outstanding long-term debt securities and commercial paper of Associates.

(2)
On October 8, 1998, Citicorp merged with and into a newly formed, wholly owned subsidiary of Travelers Group Inc. ("TRV") (the "Merger"). Following the Merger, TRV changed its name to Citigroup Inc. Under the terms of the Merger, Citicorp common and preferred stock were exchanged for Citigroup common stock and preferred stock. As such there were no Citicorp preferred dividends subsequent to 1998.

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  Exhibit 12.01